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                              August 21, 2020

       Jeffery A. Cella
       President
       CF FUND II, LLC
       5000 W. Tilghman Street, Suite 249
       Allentown, PA 18104-9109

                                                        Re: CF FUND II, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 3
                                                            Filed August 4,
2020
                                                            File No. 024-10732

       Dear Mr. Cella:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 3 filed August 4, 2020

       General

   1. We note that you only include financial statements for the year ended December 31,
                                                        2019. Please revise to
include the financial statements required by Part F/S on Form 1-A.
                                                        In this regard, please
revise your analysis of the financial condition and results of operations to include a
discussion of your financial condition and results of operations for the year ended December
31, 2018.
   2. We note that the subscription agreement filed as exhibit c to the offering circular requires that purchasers
represent that they have "read and understand" the offering circular and its accompanying documents.
Please note that it is inappropriate to require investors to make such a representation
and revise accordingly.
 Jeffery A. Cella
FirstName  LastNameJeffery A. Cella
CF FUND II,   LLC
Comapany
August  21, NameCF
            2020    FUND II, LLC
August
Page  2 21, 2020 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jonathan Burr at (202) 551-5833 or Erin E. Martin at
(202) 551-3391 with
any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Melissa L Lucar